

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 25, 2013

Via E-mail
Mr. Mark Selawski
Chief Financial Officer and Secretary
Atheronova, Inc.
2301 Dupont Drive, Suite 525
Irvine, CA 92612

>   **Re: Atheronova, Inc.**
>   **Item 4.02 Form 8-K**
>   **Filed March 29, 2013**
>   **File No. 000-52315**

Dear Mr. Selawski:

We have reviewed your April 15, 2013 response to our April 9, 2013 letter and have the following comment.

Please amend your filing and respond to this comment within 10 business days or tell us when you will respond. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

1. Please refer to prior comments one and two. We acknowledge the assertions in your response. However, given the nature and materiality of the restatements, we disagree with your assertion that these errors did not affect the timeliness and accuracy of information communicated to your management and required to be disclosed in reports submitted under the Securities Exchange Act of 1934. Furthermore, we do not understand why these errors did not represent material weaknesses and require compensating changes in your internal control over financial reporting. We reissue our comments. Please amend your filing to explain the impact of these errors on your prior assertions regarding disclosure controls and procedures and describe the internal control deficiencies that allowed these errors to prevail. In addition, explain to us how a correction of your previously-reported net income for the nine months ended September 30, 2012 from $361,956 to $31,868 did not materially impact the information required to be disclosed in reports submitted under the Securities Exchange Act of 1934 or constitute a material weakness in internal control over financial reporting, requiring remediating changes to be disclosed under Item 308 (c) of Regulation S-K.

You may contact Frank Wyman, Staff Accountant, at (202) 551-3660, if you have questions regarding the comment.

Sincerely,

/s/ Joel Parker

Joel Parker
Accounting Branch Chief